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                                                              FILE NO. 000-23785




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July, 1998.


                        LASERMEDIA COMMUNICATIONS CORP.
                 11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                     Form 20-F    X        Form 40-F
                                ------               ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                            Yes            No    X
                                ------         ------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable






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     The attached press release announces that the company has issued a
CDN$210,656.25 convertible promissory note to Softech, an Ontario limited partnership ("Softech"), in lieu of paying amounts currently due under the Supply and Reseller Agreement (the "Agreement") between the parties. Under the Agreement, Softech licensed Lasermedia to manufacture on behalf of, and purchase from Softech, products derived from the Active Trainer(TM) line of interactive computer software, and Softech also engaged the Company as the exclusive reseller of Active Trainer(TM) products. The promissory note is due
November 30, 1998, and bears interest at 14% per annum. The market price of the Company's common shares on the date of grant was CDN $0.41 per share.

     References to "$" or "CDN$" are to Canadian dollars.








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lasermedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           LASERMEDIA COMMUNICATIONS CORP.



Date: August 7, 1998                           By: /s/ Robert Brian Gibson
                                                   ------------------------

                                               ROBERT BRIAN GIBSON
                                               Chief Operating Officer,
                                               Chief Financial Officer